February 17, 2006

Mr. George F. Ohsiek, Jr.

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street

Washington, D.C.

RE:         Asbury Automotive Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 14, 2005

File No. 001-31262

Dear Mr. Ohsiek:

As a follow up to our response dated February 1, 2006 to your letter dated January 18, 2006 (referred to as the “Comment Letter”) regarding Asbury Automotive Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 (referred to as our “Annual Report”), we wanted to you make you aware of some additional information.

In preparing the restated cash flows in the manner described in our February 1, 2006 response to you, we reviewed our treatment of floor plan activity associated with our acquisitions and divestitures.  Historically we have treated borrowings from our floor plan providers in connection with our acquisitions, and payments to our floor plan providers in connection with our divestitures, as non cash items.  In other words, we have treated such floor plan borrowings as if they were assumed liabilities in these transactions.

In each of our dealership acquisitions, we acquire new vehicle inventory.  We fund that portion of the purchase price with borrowings from our floor plan providers.  We fund the remaining portion of the acquisition with cash or with borrowings from our acquisition line.  We typically pay the portion of the purchase price related to the acquisition of the inventory to the seller’s floor plan provider.  The seller’s floor plan provider will not release the lien nor pass the title until the floor plan has been repaid.  As a result the seller’s floor plan provider is typically paid directly in every acquisition.  Therefore, the scheduling of the floor plan transition is an important component of the timing of an acquisition’s closing date.

Based on the conclusions we reached in our February 1, 2006 letter, when those funds are borrowed from a non-manufacturer affiliated lender, we will disclose those borrowings in the financing activities section in our consolidated statement of cash flows.  When those funds are borrowed from a lender affiliated with vehicle manufacturer, we will disclose those borrowings in the operating activities section of our consolidated statement of cash flows.  We reach the same conclusion even if the seller is using the same manufacturer affiliated lender that we will borrow from, because even though the lender remains the same, the floor plan liability is not assumed by us because our terms and conditions are typically different from those of the sellers.  In both instances, we will include the acquisition price of the new vehicle inventory in the acquisitions line of the investing activities section of our consolidated statement of cash flows.

In the case of divestitures, the same is true as stated above with the exception that we are on the other end of the transaction.  In the instance of a dealership to be sold, we would have borrowed the funds used to acquire the new vehicle inventory held for sale from one of our floor plan providers and we would have the acquirer repay our floor plan lender with a portion of the proceeds from the acquisition, for the reasons stated above.  Those proceeds typically come from the acquirer’s floor plan provider.   When we sell new vehicle inventory in a dealership divestiture where funds used to purchase the inventory being sold were borrowed from a non-manufacturer affiliated lender, we will include the repayment of such floor plan obligation in the financing activities section of our consolidated statement of cash flows.  Likewise when we sell new vehicle inventory in a dealership divestiture where the funds to purchase the inventory being sold were borrowed from a manufacturer affiliated lender, we will include the repayment of such floor plan obligation in the operating activities section of our consolidated statement of cash flows.  In both instances we will include the selling price of the new vehicle inventory in the proceeds from the sale of assets line of the investing activities section in our consolidated statement of cash flows.

We have concluded that this is the appropriate accounting treatment of floor plan activity in connection with acquisitions and divestitures.  We want to make the Staff aware that this treatment may have the effect of materially increasing or decreasing operating cash flow as the result of acquisition and divestiture activity, as borrowings from manufacturer affiliated floor plan providers for acquisitions will have the dollar-for-dollar impact of increasing our operating cash flow and payments to manufacturer affiliated floor plan providers in connection with our divestitures will have the dollar-for-dollar impact of decreasing our operating cash flow.

In connection with the responses submitted herewith, we hereby acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions you may have to me at (212) 885-2521 or via facsimile at (212) 297-2651.

Sincerely,

/s/ J. Gordon Smith

J. Gordon Smith
Senior Vice President
and Chief Financial Officer